Free Writing Prospectus (To the Prospectus dated March 31, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-158319 March 10, 2010

Sixth Reopening of the

7.75% Senior Notes due September 23, 2014

Preliminary Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	7.75% Senior Notes due September 23, 2014 (the “Notes”)

CUSIP:	989701AX5

Principal Amount:	[To be determined.]

Auction Amount:	$750,000 (which does not include any additional principal amount of Notes issuable under the “Buy Today” feature and the “Institutional Up-Sizing Option” or distributed by the distribution agent under the distribution agreement, as described below).

Series:

The Notes are part of a series of debt securities entitled “7.75% Senior Notes due September 23, 2014” that we may issue under the Indenture.

This is a reopening of the Notes that we initially issued on September 23, 2009. We expect that as of March 12, 2010, there will be $493,401,000 in aggregate principal amount of the Notes outstanding, not including the Notes offered by this term sheet. All of the Notes being offered hereby pursuant to the auction (including amounts issuable under the “Buy Today” feature and the “Institutional Up-Sizing Option”) or distributed by the distribution agent under the distribution agreement, are a part of the same series of, and have the same CUSIP as, the Notes that initially settled on September 23, 2009. Upon settlement, the Notes offered by this Term Sheet will be fungible with the $493,401,000 in aggregate principal amount of the Notes described above.

We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Minimum Bid Price:	93.50%

Maximum Bid Price:	100.00%

Initial Settlement Date:	September 23, 2009

Zions Direct Auction Account:	The securities being offered hereby can only be delivered through a Zions Direct Brokerage Account (an “Account”). If you are awarded any of the securities being offered hereby and do not already have an active Account, you must open an Account with Zions Direct before 2:00 p.m. Eastern Time on the first business day after the Auction Window has closed. If you fail to open an Account by this time, your trade will be canceled and you will not receive any of the securities offered hereby

Reopening Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on March 23, 2010, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchase the Notes using the “Buy Today” feature or through the distribution agent, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.

Coupon:	7.75%

Public Offering Price:	[To be determined.]

Auction Window:	Auction Starts: 1:30 pm ET, Wednesday, March 10, 2010 Auction Ends: 1:00 pm ET, Thursday, March 18, 2010, subject to the 2-Minute Rule referenced in the Prospectus Supplement

Interest Payment Dates:	Interest will be paid semiannually on September 23 and March 23. The first interest payment date with respect to the Notes being offered hereby will be September 23, 2010.

Day Count:	30/360

Maturity:	September 23, 2014

Adjusted Issue Price:	$879.004

Remaining OID:	$120.996

Concurrent Offering:	At any given time during the course of this Auction, we may be conducting concurrent offerings of other securities, including concurrent offerings of our Medium-Term Notes, for which we have filed offering materials with the Securities and Exchange Commission, or SEC. You should carefully review all the materials we have filed with the SEC before making a decision to invest in our securities.

“Buy Today” Feature:	From the start of the auction until midnight Eastern Time the night before the auction ends, bidders may purchase Notes at a set price by using the “Buy Today” feature. On the bid page, a bidder may indicate a quantity of Notes in the “Buy Today” row that the bidder is willing to purchase at the set price. The bidder may not exceed their individual bid limit using the “Buy Today” feature. Although clicking “Buy Today” is binding on the bidder and may not be rescinded, the trade will become final at the close of the auction. Once a bidder clicks “Buy Today,” the bidder’s individual bid limit will be adjusted to reflect a portion of the individual bid limit being allotted to the “Buy Today” purchase. The bidder may then continue bidding in the auction. Any additional bids will not affect any purchase made through the “Buy Today” feature. The Notes offered pursuant to the “Buy Today” feature will be in addition to the aggregate principal amount of Notes offered pursuant to the auction. We anticipate selling up to an additional $500,000 aggregate principal amount of Notes pursuant to the “Buy Today” feature; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the “Buy Today” feature. We expressly reserve the right to sell more or less principal amount of Notes than this estimate or to cancel all purchases made under the “Buy Today” feature until 12:01 AM New York City time on the day that the auction ends, if we cancel the auction. In addition, we reserve the right to discontinue the “Buy Today” feature, in our sole discretion, at any time during the auction. Our discontinuance of the “Buy Today” feature will be evidenced by the absence of the “Buy Today” feature and accompanying “Buy Today” offering price on the auction site.

“Buy Today” Offering Price:	96.75%

Institutional Up-Sizing Option:	We reserve the right to sell, outside of the auction, additional Notes with terms identical to the Notes being auctioned, to any institutional or individual bidder who: (i) contacts a representative at our auction agent’s trading desk before the end of the auction and indicates the desire to make such an additional purchase; (ii) informs the representative of the additional amount it would like to purchase; (iii) satisfies the credit requirements for such additional purchase; (iv) bids for an aggregate principal amount of Notes equal to the lesser of such bidder’s bid limit or the Auction Amount; and (v) wins at least 20% of the Auction Amount of Notes. Any additional Notes so purchased will be purchased outside the auction and will not affect the auction or the final market-clearing price, but will be sold at the market-clearing price set by the auction. Although we do not anticipate selling any Notes pursuant to the Institutional Up-Sizing Option in this offering, we expressly reserve the right to do so. Nevertheless, there can be no assurances as to the amount of Notes, if any, that we may sell pursuant to the Institutional Up-Sizing Option. If you are interested in qualifying for such an additional purchase, please call your sales representative at 888-357-3375 for dealers, 800-524-4819 for institutions, or 800-524-8875 for individuals.

Auction Agent:	Zions Direct, Inc.

Auction Agent Fee:	0.75% (The Auction Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through the Zions Direct auction platform.)

Distribution Pursuant to the Distribution Agreement:	We reserve the right to sell, outside of the auction, additional Notes with terms identical to the Notes being auctioned, through Zions Direct, as distribution agent or principal. We anticipate selling an additional $1,000,000 aggregate principal amount of Notes pursuant to the distribution agreement with Zions Direct; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the distribution agreement. We expressly reserve the right to sell more or less principal amount of Notes than this estimate.

Distribution Agent:	Zions Direct, Inc.

Distribution Agent Fee:	0.75% (The Distribution Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through Zions Direct under the distribution agreement and not on Zions Direct’s auction platform.)

Dealers Concession: 0.50% Reallowance: 0.40%

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Ratings:

BBB (Rating Outlook Negative) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard & Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Calculation / Issuing / Paying Agent:	Zions First National Bank

This Term Sheet contains selected information about the Notes subject to further description in the Prospectus and Prospectus Supplement. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-158319, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated March 31, 2009 contained in that registration statement and the prospectus supplement dated November 25, 2009 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.